SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*
ICU MEDICAL, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
44930G107
(CUSIP Number)
Matthew Whyte
Company Secretary
Smiths Group plc
4th Floor, 11-12 St James’s Square
London, England, SW1Y 4LB
+44 (0) 20 7004 1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Gregory Pryor
Patti J. Marks
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
January 6, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 44930G107

1	NAMES OF REPORTING PERSON Smiths Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
	NUMBER OF SHARES	7	SOLE VOTING POWER 0
	BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,500,000 (1)
	EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
	PERSON WITH	10	SHARED DISPOSITIVE POWER 2,500,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSON Smiths Group International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,500,000 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		2,500,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
Consists of 2,500,000 shares Common Stock held by Shareholder.  Smiths Group plc may be deemed to have beneficial ownership over such shares since the Shareholder is a direct wholly-owned subsidiary of Smiths Group plc.

(2)
Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Shareholder by (b) 21,239,119 shares of Common Stock outstanding as of October 31, 2021, as reported by the Issuer on November 5, 2021.

Item 1.	Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the “Common Stock”), of ICU Medical, Inc., a Delaware corporation (“ICU Medical”).  The principal business address of ICU Medical is 951 Calle Amanecer, San Clemente, CA 92673.
Item 2.	Identity and Background.

(a)
This statement is being filed by (i) Smiths Group plc, a public limited company incorporated in England and Wales and listed on the London Stock Exchange and (ii) Smiths Group International Holdings Limited, a private limited company incorporated in England and Wales (“Smiths Group” or “Shareholder”).

(b)	The address for the principal business office of Smiths Group plc and the Shareholder is:
Smiths Group plc 4th Floor, 11-12 St James’s Square London, England, SW1Y 4LB
(c)
Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment of each of (i) Smiths Group plc’s directors and executive officers and (ii) Shareholder’s directors and executive officers, (the “Scheduled Persons”).

(e)
During the past five years, none of Smiths Group plc and Shareholder, and, to the knowledge of Smiths Group plc and Shareholder, none of the Scheduled Persons has, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The shares of Common Stock disclosed herein were acquired pursuant to a Share Sale and Purchase Agreement (the “Purchase Agreement”), dated September 27, 2021, by and between Shareholder and ICU Medical.
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.
Item 4.	Purpose of Transaction.
Pursuant to the terms of the Purchase Agreement, ICU Medical purchased from Shareholder all of shares in the capital of Smiths Medical 2020 Limited, for an enterprise value of $2.7 billion, plus an additional $0.1 billion contingent on the future share price performance of the enlarged ICU Medical business.  As part of the consideration, Shareholder will receive 2,500,000 newly issued unregistered shares of Common Stock.  In addition, Shareholder is entitled to receive a contingent amount of up to an addition $100 million in cash based on ICU Medical’s achievement of certain cumulative performance targets (i) on or prior to the third anniversary of Completion and (ii) on or prior to the fourth anniversary of Completion, respectively.
ICU Medical and Shareholder entered into a Shareholder Agreement (the “Shareholder Agreement”), dated January 6, 2021.  The Shareholder Agreement imposes certain restrictions on Shareholder, including prohibiting certain transfers of the shares of Common Stock issued to Shareholder (i) to a Person who has filed or is part of a “group” (as defined in Section 13(d) of the Exchange Act) that has filed a Schedule 13D with the SEC in respect of Common Stock, unless Shareholder has provided ICU Medical with at least prior written notice of such intended transfer of at least one business day or (ii) to certain competitors of ICU Medical or certain other parties, as well as customary standstill limitations.
Under the Shareholder Agreement, Shareholder has the right to designate one individual for election to the board of directors of ICU Medical so long as Shareholder beneficially owns at least 5% of the total outstanding shares of Common Stock.  Under the Shareholder Agreement, so long as (i) Shareholder beneficially owns at least 5% of the total outstanding shares of Common Stock, (ii) Shareholder has the right to designate one individual for election to the board of directors of ICU Medical under the Shareholders Agreement, or (iii) the director designated by Shareholder for appointment or election to the board of directors of ICU Medical serves on the board of directors as the Shareholder’s shareholder designee, Shareholder has agreed to vote its shares of Common Stock, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation by the ICU Medical board of directors and in favor of persons nominated and recommended to serve as directors by the ICU Medical board of directors.  Shareholder is entitled to demand and piggy-back registration rights.
The foregoing descriptions of the Purchase Agreement and the Shareholder Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Shareholder Agreement, which are filed as Exhibits 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.
Each of the entities listed in Item 2 (collectively, the “Filers”) expect that they will continuously monitor their investment in the Issuer.  The Filers will, from time to time, review their investment in the shares of Common Stock and, to the extent permitted by the Shareholder Agreement, may determine to sell shares of Common Stock.
Except as otherwise described herein, the Filers do not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Each of the Filers has beneficial ownership of 2,500,000 shares of Common Stock that the Issuer issued to the Shareholder pursuant to the Purchase Agreement and Shareholder Agreement, which represents 10.5% of the outstanding shares of Common Stock based upon 21,239,119 outstanding shares of Common Stock outstanding as of October 31, 2021, as reported by the Issuer on November 5, 2021 plus the 2,500,000 shares of Common Stock issued to the Shareholder pursuant to the Purchase Agreement and the Shareholder Agreement).  Smiths Group plc may be deemed to have beneficial ownership over such 2,500,000 shares of Common Stock since the Shareholder is a direct wholly-owned subsidiary of Smiths Group plc.  The Filers share power to vote or to direct the vote of and power to dispose or to direct the disposition of such 2,500,000 shares of Common Stock.
(c) The Filers acquired the 2,500,000 shares of Common Stock pursuant to the Purchase Agreement and the Shareholder Agreement.  Except for such acquisition, during the last sixty days, none of the Filers nor, to their knowledge, any of their respective directors or executive officers, has purchased or sold any shares of Common Stock.
(d) No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to Smiths Group plc’s and the Shareholder’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ICU Medical.
Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 12, 2022, by and between Smiths Group plc and Smiths Group.
99.2	Share Sale and Purchase Agreement, dated September 8, 2021, by and between Smiths Group and ICU Medical (incorporated by reference to Exhibit 2.1 to ICU Medical’s Form 8-K filed on September 8, 2021).
99.3	Shareholders Agreement, by and between Smiths Group and ICU Medical (incorporated by reference to Exhibit 10.1 to ICU Medical’s Form 8-K filed on January 7, 2022).
99.4	Smiths Group plc Power of Attorney

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 12, 2022
Smiths Group plc
By:	/s/ Matthew John Whyte
Name:	Matthew John Whyte

Smiths Group International Holdings Limited
By:	/s/ Matthew John Whyte
Name:	Matthew John Whyte

SCHEDULE A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Smiths Group plc
The business address of each director and executive officer is c/o Smiths Group plc, 4th Floor, 11-12 St James’s Square, London, England, SW1Y 4LB.  Unless otherwise indicated, each director and executive officer is a citizen of the United Kingdom.
NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND CITIZENSHIP
Sir George Buckley Chairman of the Board, Director	Chairman of the Board, Smiths Group plc and company director Sir George Buckley is a citizen of the United States and the United Kingdom
Pam Cheng Non-Executive Director	Director Smiths Group plc and Executive Vice-President, Operations and Information Technology for AstraZeneca plc Ms Cheng is a citizen of the United States
Ann Dame Dowling Non-Executive Director	Director Smiths Group plc and Deputy Vice Chancellor and an Emeritus Professor of Mechanical Engineering at the University of Cambridge Dame Ann Dowling is a citizen of the United Kingdom
Tanya Fratto Non-Executive Director	Director Smiths Group plc and company director Ms Fratto is a citizen of the United States
Karin Hoeing-Cosentino Non-Executive Director	Director Smiths Group plc and Group Human Resources Director, BAE Systems plc Ms Hoeing-Consentino is a citizen of Germany
Paul Keel Chief Executive Officer, Director	Director, Chief Executive Officer, Smiths Group plc Mr Keel is a citizen of the United States
William Claire Seeger JR Senior Independent Director	Director Smiths Group plc and company director Mr Seeger is a citizen of the United States
Mark Seligman Non-Executive Director	Director Smiths Group plc and company director Mr Seligman is a citizen of the United Kingdom
John Shipsey Chief Executive Officer, Director	Director, Chief Financial Officer, Smiths Group plc Mr Shipsey is a citizen of the United Kingdom and Ireland
Noel Tata Non-Executive Director	Director Smiths Group plc and company director Mr Tata is a citizen of Ireland
Roland Carter President, Smiths Detection and Asia Pacific	President, Smiths Detection and Asia Pacific Mr Carter is a citizen of the United Kingdom
Julian Fagge President, Smiths Interconnect	President, Smiths Interconnect Mr Fagge is a citizen of the United Kingdom
Sheena Mackay Group HR Director	Group HR Director, Smiths Group plc Ms Mackay is a citizen of the United Kingdom
Pat McCaffrey President, Flex-Tek	President, Flex-Tek Mr McCaffrey is a citizen of the United States
John Ostergren Chief Sustainability Officer	Chief Sustainability Officer, Smiths Group plc Mr Ostergren is a citizen of the United States
Melanie Rowlands Group General Counsel	Group General Counsel, Smiths Group plc Ms Rowlands is a citizen of the United Kingdom
Sir Kevin Tebbit Senior Vice President, Corporate Affairs	Senior Vice President, Corporate Affairs, Smiths Group plc Sir Kevin Tebbit is a citizen of the United Kingdom
Tony Tielen Group Operational Excellence Director	Group Operational Excellence Director, Smiths Group plc Mr Tielen is a citizen of the Netherlands
Jean Vernet President, John Crane	President, John Crane Mr Vernet is a citizen of France

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Smiths Group International Holdings Limited
The business address of each director and executive officer is c/o Smiths Group plc, 4th Floor, 11-12 St James’s Square, London, England, SW1Y 4LB.  Unless otherwise indicated, each director and executive officer is a citizen of the United Kingdom.
NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND CITIZENSHIP
Sheena Mackay Director	Director and Group HR Director, Smiths Group plc Ms Mackay is a citizen of the United Kingdom
Julian Fagge Director	Director and President, Smiths Interconnect Mr Fagge is a citizen of the United Kingdom
John Shipsey Director	Director and Director, Chief Financial Officer, Smiths Group plc Mr Shipsey is a citizen of the United Kingdom and Ireland